UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 18, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 18, 2014 announcing the amendment of Turkcell’s dividend distribution policy as per the Capital Markets Board’s Communiqué.

Istanbul, February 18, 2014

Announcement regarding the amendment of dividend distribution policy as per the Capital Markets Board’s Communiqué

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

In order to comply with the Capital Markets Board’s Communiqué numbered II-19.1 and dated January 23, 2014 on Dividend Distributions, the Turkcell Board of Directors’ amended its dividend distribution policy proposal as stated below. This policy is subject to the General Assembly approval.

“The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the respectful year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.
Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation.”

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 18, 2014	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 18, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Director